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                                                                     Page 1 of 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)*


                              CSS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                               -----------------
                                 (CUSIP Number)

                             David R. King, Esquire
                           Morgan, Lewis & Bockius LLP
                                One Logan Square
                           Philadelphia, PA 19103-6993
                                  215-963-5371
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  178666 10 3       AMENDMENT NO 23 TO SCHEDULE 13D        Page 2 of 6
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jack Farber
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,424,429 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   2,157,637 shares
  PERSON       |_____|________________________________________________________
   WITH        |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,424,429 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   2,157,637 shares
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,656,094 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.28%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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_______________________________________________________________________________

CUSIP No.  178666 10 3       AMENDMENT NO 23 TO SCHEDULE 13D        Page 3 of 6
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Delv, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,515,151 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   0
  PERSON       |_____|________________________________________________________
   WITH        |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,515,151 shares
               |_____|___________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,515,151 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.79%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







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CUSIP NO. 178666 10 3      AMENDMENT NO 23 TO SCHEDULE 13D           Page 4 of 6

     This Amendment Number 23 amends the Schedule 13D (the "Statement") filed by Jack Farber, with respect to shares of common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

     This Amendment Number 23 is being filed to reflect the transfer of shares of Common Stock previously owned by David M. Farber, Jack Farber's son, to David
M. Farber and Jack Farber, Trustees U/I/T David M. Farber dated 1/9/98 (the "Trust").

Item 3. Source and Amount of Funds or Other Consideration.

     On February 3, 1998, David M. Farber transferred an aggregate of 265,702 shares of Common Stock owned by him individually to the Trust.

Item 5. Interest in Securities of the Issuer.

     (a) Securities Beneficially Owned by the Person Identified in Items 1 and
2.

     See the answers to row numbers 7 through 12 of the cover page. All percentages are calculated based upon 10,985,624 shares of Common Stock represented by the Company to be outstanding as of March 3, 1998.

     (b) Voting Power of Securities Beneficially Owned by the Person Identified in Items 1 and 2.

     See the answers to row numbers 7 through 12 of the cover pages.
Supplementally:

     Jack Farber owns 1,424,429 shares of record.

     Delv, L.P., a Delaware limited partnership, the general partner of which is Delv, Inc. (the "General Partner") and the limited partners of which are members of Mr. Farber's family, owns 1,515,151 shares of Common Stock. The General Partner has the power to vote and dispose of the shares of Common Stock owned by the Partnership. Mr. Farber owns all of the outstanding common stock of the General Partner and has the sole ability to appoint and remove directors of the General Partner. Ellen Beth Kurtzman, Mr. Farber's daughter, is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ms. Kurtzman has the power to vote and dispose of shares held by the Partnership. Mr. Farber disclaims any beneficial interest in the shares held by the Partnership for the account of limited partners other than Mr. Farber.

     Jack Farber shares with his son David M. Farber the power to vote and dispose of 265,702 shares of Common Stock owned by the Trust. A majority of the trustees of the Trust is required to vote or dispose of the shares of Common Stock owned by the Trust. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Trust, Mr. Farber disclaims any beneficial interest in the shares held by the Trust.

     Jack Farber shares the power to vote and dispose of 92,784 shares of Common Stock owned by the Farber Foundation, Inc. (the "Farber Foundation") with two officers of CSS, who are the




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CUSIP NO. 178666 10 3      AMENDMENT NO 23 TO SCHEDULE 13D           Page 5 of 6

other members, officers and directors of the Farber Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Foundation.

     Jack Farber also shares the power to vote and dispose of 284,000 shares of Common Stock owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation") with his spouse, his son and his daughter, who are members, officers and directors of the Farber Family Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Family Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Family Foundation.

     The shares shown in the answer to row number 11 of Jack Farber's cover page includes 74,028 shares held directly by Mr. Farber's wife, as to which Mr. Farber disclaims beneficial ownership.







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CUSIP NO. 178666 10 3      AMENDMENT NO 23 TO SCHEDULE 13D           Page 6 of 6

                                    SIGNATURE


      We, the undersigned:

      1. Agree that this statement is filed on behalf of the undersigned.

      2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                   JACK FARBER



                                   ____________________________

                                   DELV, L.P.

                                   By:  DELV, INC., its General Partner


                                   By:  /s/ Ellen Beth Kurtzman
                                       ------------------------
                                        Ellen Beth Kurtzman
                                        President




Date:  March 18, 1998